TERRA TECH CORP.

4700 Von Karman Ave., Suite 110

Newport Beach, California 92660

(855) 447-6967

www.terratechcorp.com

July 1, 2016

VIA EDGAR TRANSMISSION

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:

Terra Tech Corp.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 29, 2016

Form 10-Q for the Quarterly Period Ended March 31, 2016

Filed May 12, 2016

Amendment No. 3 to Form 8-K

Filed June 7, 2016

File No. 000-54258

Dear Mr. Kuhar:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated June 24, 2016 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2015, filed with the Commission on March 29, 2016; the Company's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2016, filed with the Commission on May 12, 2016; and the Company's Amendment No. 3 to its Current Report Form 8-K filed with the Commission on June 7, 2016. Today, we are also filing an amendment to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, and a further amendment to our Current Report Form 8-K.

This letter sets forth the comments of the Staff in the Comment Letter and, following each comment, our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies

Property and Equipment, page F-11

1.

We see that you did not disclose your impairment policy for your property, equipment and leasehold assets. Please confirm, if true, that your impairment policy for these assets complies with ASC 360-10-35-17 through 35-35 and revise future filings, including the requested amendment to your Form 10-Q, to disclose your impairment policy for your property, equipment and leasehold assets.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

Response:

The Company's policy for the impairment of long-lived asset or group of assets complies with ASC 360-10-35-17 through 35-35. Each long-lived asset or group of assets is tested annually for recoverability or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company concluded for the years ended December 31, 2014, and 2015, and for the quarterly periods ended March 31, 2015, and 2016, that the sum of the undiscounted cash flows exceeds the carrying amount of the long-lived asset or group of assets.

The company will adjust the footnote to reads as follows:

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets: 3-32 years for machinery and equipment, leasehold improvements, and buildings are amortized over the estimated useful life. Repairs and maintenance expenditures that do not extend the useful lives of related assets are expensed as incurred. The Company tests property and equipment for impairment annually for recoverability or whenever events or changes in circumstances indicate that the carry amount may not be recoverable. The Company has concluded for the years ended December 31, 2014, and 2015, and for the quarterly periods ended March 31, 2015, and 2016, that the sum of the undiscounted cash flows exceeds the carry amount of the assets.

Intangibles, page F-11

2.

We note the disclosure of your impairment policy for intangible assets with definite lives. Please tell us how your policy complies with the guidance in ASC 350-30-35-14 which requires intangible assets with definite lives be reviewed for impairment in accordance with ASC 360-10-35-17 through 35-35. Revise future filings, including the requested amendment to your Form 10-Q, to clearly indicate how you determine whether the carrying amount of an intangible asset with a definite live is recoverable.

Response:

The Company's policy for intangible assets complies with ASC 350-30-35-14 and ASC 360-10-35-17 through 35-35. The intangible assets with definite lives are tested for impairment quarterly and, when an event occurs or circumstances change, such intangible assets are tested for recoverability. The Company tests intangibles for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for intangibles is estimated, based in part on the fair value of the operations, and is compared to the carrying value. The shortfall of the fair value below the carrying value represents the amount of intangible impairment. The Company has concluded for the years ended December 31, 2014, and 2015, and for the quarterly periods ended March 31, 2015, and 2016, that the sum of the undiscounted cash flows exceeds the carry amount of the long-lived asset or group of assets. The Company does not amortize intangible assets with indefinite lives, but performs reviews of intangible assets with indefinite lives for impairment annually or more frequently if impairment indicators arise. The Company has concluded in the past that no impairment has occurred.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

The Company will adjust the footnote to reads as follows:

Intangibles

Intangible assets with definite lives are amortized on a straight-line basis up to five years, but are tested for impairment quarterly and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. The Company tests intangibles for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for intangibles is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below the carrying value represents the amount of intangible impairment. The Company tests these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to trademarks, patent, customer lists, and vendor numbers. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment. We do not amortize intangible assets with indefinite lives, but perform reviews of intangible assets with indefinite lives for impairment annually or more frequently if impairment indicators arise. Based on the test results, no impairment has occurred.

Revenue Recognition, page F-11

3.	We note the disclosures on page 8 of the filing that Edible Garden receives a sales commission of up to 10% for its sales of products from various suppliers. Please address the following:

•	Describe to us the terms of your purchase agreements with suppliers where you receive sales commissions, including how you record revenues under such agreements.

•	Tell us whether revenue recognized from these transactions is only for the commissions earned or whether you also record gross revenues for the fair value of the products sold.

•	Provide us with your analysis of the guidance at ASC 605 or other authoritative U.S. GAAP you considered when determining how to account for and present the transactions in your financial statements.

•	Revise future filings, including the requested amendment to your Form 10-Q, to disclose your accounting policy for Edible Garden sales transactions.

Response:

The Company complies with ASC 605. Below is a description of the transaction among the Company, the Grower, and the Retailer.

The "Grower" is responsible for the cultivation and packaging of the products according to the standards established by the Company and all applicable laws, rules, and regulations. The Company assists the Grower by disclosing trade and operational secrets, including but not limited to packaging, handling protocols, cultivation techniques, greenhouse technologies, and nutrients. The Company negotiates the sale of the products under the Company's brand to local grocery store chains and Big Box retailers, as well as to specialty retailers. All orders are processed by the Company, along with transportation and distribution of the products to retail stores. Upon receipt of proof of delivery, the Company then would invoice the retailer for the products. The Company is responsible for the collection of the receivable from the retail stores. The Company pays to the Grower the proceeds from the sales of the products, less the Company's commissions and other fees. Included in the Company's revenue is the gross revenue charged to the Retailer because the Company is at risk of collecting the accounts receivable for the products sold to the retailer.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

The Company recognizes the gross revenue due to the guidance provided under ASC 605.

•	The Company is the primary obligor in the transaction because it is the Company's brand that is sold into the Retail channel;
•	The Company establishes the selling price and negotiates price with the Retailers as the vendor of record;
•	The Company takes title to the product upon delivering the packaged product to the Retailers;
•	The Company determines the process of the product specifications, cultivation, and packaging, while disclosing trade and operational secrets, greenhouse technologies, and nutrients to the Grower;
•	The Company bears physical loss of inventory risk from the greenhouse until the product is accepted by the Retailer; and
•	The Company bears credit risk for the amounts billed to the Retailer and, thus, must pay the Grower in the event the selling price is not collected

The Company will adjust the footnote to read as follows:

Revenue Recognition

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments, and estimated returns and upon transfer of title and risk to the customer, which occurs at shipping (F.O.B. terms). Upon shipment, the Company has no further performance obligations and collection is reasonably assured as the majority of sales are paid for prior to shipping. Edible Garden records the revenue for the products it grows in its own greenhouses, as well as negotiating and recording the full revenue for products sold from other growers into the retail chains. Edible Garden bears the credit risk for the amounts billed to the retailers.

Form 10-Q for the Quarterly Period ended March 31, 2016

Note 1. Summary of Significant Accounting Policies

Organization, page 6

4.	In connection with your acquisition of Black Oak Gallery, or Black Oak, please address the following:

•	Provide us with your analysis of how you determined whether Terra Tech or Black Oak was the accounting acquirer. Refer to ASC 805-10-55-10 through 55-15.
•	Tell us how the aggregate fair market value of $22.9 million for the securities issued was determined. Refer to ASC 805-30-50-1(b)(4).
•

Tell us the conditions under which the Group B Shareholders could receive cash consideration of $2.1 million. Explain to us how you determined the acquisition date fair value of this contingent consideration liability as well as any contingent consideration liability for preferred shares held in escrow. Refer to ASC 805-30-50-1(b)(3) and ASC 805-30-50-1(c).

Response:

In respect of the Staff's first bullet:

In connection with the Merger and in exchange for all of Black Oak's issued and outstanding shares of common stock, we (i) issued a maximum, aggregate value of approximately $22.9 million of our capital stock and (ii) may also tender cash consideration equal to approximately $2,088,000, for a total maximum value of $25,000,000. Notwithstanding the Merger, the composition of our Board of Directors and our executive management did not change. Additionally, control of the Company, measured either by equity ownership or by voting interest, did not change. Although the revenues of Black Oak exceeded those of the Company, the Company's assets exceeded those of Black Oak. The sum of the above brief analysis supports the determination that the Company is the accounting acquirer. Further, our more detailed analysis of the factors set forth under ASC 805-10-55-11 through 55-15 also led us to the same conclusion: the Company is the acquirer for accounting purposes; thus, ASC 805-40 related to reverse mergers did not apply. The Company's analysis is as follows.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

Regarding ASC 805-10-55-11, the following is our consideration of this guidance:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

•

The Company issued 8,166 shares of its Series Z Preferred Stock, 8,668,700 of its Series B Preferred Stock, and 21,378 shares of its Series Q Preferred Stock, with, as noted above, a maximum, aggregate value of approximately $22.9 million and a performance-based cash payment of $2,088,000, all in exchange for all of the issued and outstanding shares of Black Oak common stock. Those issuances support the determination that the Company is the accounting acquirer.

Regarding ASC 805-10-55-12(a) through 55-12(e), the following is our consideration of this guidance:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the entity whose owners, as a group, retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Relative Voting Rights
Terra Tech Stockholders (1) (2) (3)	3,608,214,502	80.6%
Black Oak Shareholders	869,532,500	19.4%
Total Voting Rights	4,477,747,002

__________

(1)	Includes 7,067,002 warrants priced at $0.06 that were in the money.

(2)

Derek Peterson received shares of the Company's common stock pursuant to the Merger, which shares are included as part of the Company's relative voting rights, as, prior and subsequent to the Merger, he serves as the Company's CEO, President, and Chairman of the Board. Mr. Peterson is also a co-founder of Black Oak and owned 12% of the outstanding Black Oak shares immediately prior to the Merger.

(3)

Salwa Ibrahim received shares of the Company's common stock pursuant to the Merger, which shares are included as part of the Company's relative voting rights, as, for the two years prior and subsequent to the Merger, she serves as the CEO of IVXX, a wholly-owned subsidiary of the Company and as an employee of the Company. Ms. Ibrahim, along with Derek Peterson, is a co-founder of Black Oak and owned 22% of the outstanding Black Oak shares immediately prior to the Merger.

Following the closing of the Merger, the relative voting rights of the Company were split approximately 80/20 in favor of our legacy stockholders compared to Black Oak's legacy shareholders. That on-going majority voting position supports the determination that the Company is the accounting acquirer. This analysis of relative voting rights includes all equity of the Company on a fully-converted basis, including its Series B Preferred Stock, Series Q Preferred Stock, and Series Z Preferred Stock, convertible debt, and vested in-the-money warrants at the closing of the Merger.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

Eight of the nine issuees (excluding Mr. Peterson and Ms. Ibrahim for the reasons set forth above) of our common stock in the Merger (all eight of whom were otherwise unaffiliated with us and none of whom is a member of a group (as that term is defined in the Securities Exchange Act of 1934, as amended)), received between 0.6% and 2.5% of our common stock (on a fully converted, fully earned-out basis). On that same basis, only one of the nine issuees received 5.9% of our common stock (on a fully converted, fully earned-out basis) in the Merger. Subsequent to the Merger, our legacy stockholders continued to own the majority of the outstanding shares of the combined entity and no minority voting interests were created as a result of the Merger. These facts support the determination that the Company is the accounting acquirer.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

There was no change in the composition of our Board of Directors pursuant to the Merger. The members of our Board of Directors both prior and subsequent to the closing of the Merger were:

•	Derek Peterson, who has served as our Chairman of the Board, since 2012 and will continue to do so after the Merger.
•	Amy Almsteier, who has served as one of our Directors since 2012 and will continue to do so after the Merger.
•	Kenneth P. Krueger, who has served as one of our Directors since 2015 and will continue to do so after the Merger.
•	Michael Nahass, who has served as one of our Directors since 2012 and will continue to do so after the Merger.
•	Steven J. Ross, who has served as one of our Directors since 2012 and will continue to do so after the Merger.
•	Kenneth Vande Vrede, who has served as one of our Directors since 2013 and will continue to do so after the Merger.
•	Steven Vande Vrede, who has served as one of our Directors since 2013 and will continue to do so after the Merger.
•	Michael Vande Vrede, who has served as one of our Directors since 2013 and will continue to do so after the Merger.

Following the closing of the Merger, the composition of our Board of Directors was unchanged. Further, neither the Merger documentation nor any other binding agreements in respect of the Merger had any provisions that any number of seats on the Company's Board of Directors be reserved for or allocated to the legacy Black Oak directors, any legacy Black Oak shareholders, or any other person. The Company's directors are either elected by a vote of the Company's stockholders or by appointment by our incumbent directors. The Company's directors serve until their successors are elected and qualified, or until their resignation, death, or removal from the Board. At the time of the Merger and as of the date of this letter, none of our directors had evidenced any plan to resign. Following the closing of the Merger, the Company filed its preliminary Proxy Statement, in which the slate of nominees consisted solely of the incumbent directors. These facts support the determination that the Company is the accounting acquirer.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

There was no change in the composition of our executive management pursuant to the Merger. The members of our executive management both prior and subsequent to the closing of the Merger were:

•	Derek Peterson, who has served as our President and Chief Executive Officer since 2012 and will continue to do so after the Merger.
•	Michael James, who has served as our Chief Financial Officer since 2012 and will continue to do so after the Merger.
•	Kenneth Vande Vrede, who has served as Chief Operating Officer since 2013 and will continue to do so after the Merger.
•	Michael Nahass, who has served as our Chief Administrative Officer, Secretary, and Treasurer since 2015 and will continue to do so after the Merger.

Following the closing of the Merger, the composition of our executive management was unchanged. Further, neither the Merger documentation nor any other binding agreements in respect of the Merger had any provisions that any executive (or non-executive) management position or title be reserved for or allocated to the legacy Black Oak directors, any legacy Black Oak shareholders, or any other person. These facts support the determination that the Company is the accounting acquirer.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The Company paid a premium over the pre-combination estimated fair value of the equity interests of Black Oak. The payment of such a premium supports the determination that the Company is the accounting acquirer.

Regarding ASC 805-10-55-13 through 55-15, the following is our consideration of this guidance:

55-13 - The acquirer is the combining entity whose relative size (measured in, for example assets, revenues or earnings) is significantly larger than that of the other combining entity or entities.

The following table summarizes the relative sizes of the Company and Black Oak as of December 31, 2015. We used financial information as of December 31, 2015, because this is last audited period for both of us and, therefore, presents the most reliable numbers. There were no significant changes in the financial position of either of us between from January 1, 2016, through March 31, 2016 (the closing date).

	Terra Tech	Black Oak
Assets	$9,165,039	$1,134,003
YTD Revenues	$9,975,346	$12,983,824
YTD Operating Income (Loss)	$(8,816,775)	$60,506
YTD Net Loss	$(9,406,875)	$(574,886)

Judgment is required when comparing the combining entities based on their relative size. We have evaluated the entities based on the criteria above, and determined that, at the time of the Merger, the Company was larger in size.

55-14 - In a business combination involving two or more entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

In connection with the Merger, we formed a new, wholly-owned transitory merger subsidiary, Generic Merger Sub, Inc. (the "Merger Sub"), to effectuate the Merger. At the closing, Black Oak merged with and into the Merger Sub, and Black Oak survived the Merger as our wholly-owned subsidiary. Thus, the business combination effectively involved only two entities, the Company and Black Oak.

We and our Board of Directors initiated the Merger with Black Oak, although, thereafter, our CEO recused himself as he was on "both sides" of the Merger and a Special Committee formed by the Board of Directors and chaired by one of our Independent Directors, who also oversaw and managed the Merger. We also conducted a process to evaluate our strategic alternatives, including the then-possibility of effectuating the Merger, as well as the possibility of other strategic mergers or acquisitions or no possible strategic transactions. The initiation of the Merger process and the process itself support the determination that the Company is the accounting acquirer.

55-15 - A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

This factor was determined to be not applicable. See comment above regarding 55-14.

In conclusion, the following table summarizes the discussion above:

	Terra Tech	Black Oak
Relative voting rights in combined entity	80.6%	19.4%
Large minority voting interest	N/A	N/A
Number of directors	9	-
Executive management	4	-
Terms of equity exchange	N/A	N/A
Size of the company	Larger	Smaller

As a result of the foregoing analyses, based on our consideration of the issuance of our equity securities to effectuate the Merger and the relatively higher percentage voting interest held by the our legacy stockholders compared to Black Oak's legacy shareholders, the premium paid by us, the continued involvement, ownership and influence of our officers and directors, and the inability of Black Oak's legacy directors and shareholders to make combined entity decisions without the support of our directors, we concluded that we were the acquirer for accounting purposes under ASC 805.

In respect of the Staff's second bullet:

Pursuant to the Merger Agreement, the Company issued 8,166 shares of its Series Z Preferred Stock, 8,668,700 of its Series B Preferred Stock, and 21,378 shares of its Series Q Preferred Stock, which shares of Series Z Preferred Stock, Series B Preferred Stock, and Series Q Preferred Stock that were issued, and a portion of which were not paid to the Black Oak shareholders at closing and are subject to certain holdback and lock-up provisions and held in an escrow account as security for the satisfaction of any post-closing adjustments or indemnification claims as provided for in the Merger Agreement, and which total aggregate shares if fully converted into shares of the Company's common stock convert into 235,214,424 shares of the Company's common stock.

The price of each share of the Company's common stock was $0.0974, which price was determined using the daily volume-weighted average price (the "VWAP") of the Terra Tech Common Stock for the 30 days preceding December 23, 2015 (the "Signing Date"), which VWAP is determined as (a) if the Terra Tech Common Stock is then listed on a national securities exchange on which the Terra Tech Common Stock is listed as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time), (b) if the Terra Tech Common Stock is not then listed on a national securities exchange, and if prices for the Terra Tech Common Stock are then reported in any quotation tier published by OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the daily volume-weighted average closing bid price of the Terra Tech Common Stock for the 30 days preceding the Signing Date, or (c) in all other cases, the fair market value of a share of Terra Tech Common Stock as determined by an independent appraiser selected in good faith by Terra Tech.

The aggregate fair market value of $22.9 million for the securities issued was determined by taking the product of the fully converted shares of Series Z Preferred Stock, Series B Preferred Stock, and Series Q Preferred Stock that were issued pursuant to the Merger Agreement, 235,214,424 shares of the Company's common stock, by $0.0974 which was the VWAP on the Signing Date as referenced above.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

In respect of the Staff's third bullet:

The Group B Shareholders could receive cash consideration (the "Performance-based Cash Payment") up to approximately $2.1 million under the following conditions:

(a)	zero dollars if Year 1 Revenue is below or equal to $12,000,000; and

(b)	the product obtained by multiplying 0.447 times Year 1 Revenue if Year 1 Revenue is greater than $12,000,000, provided that in no event the Performance-based Cash Payment amount exceed $2,088,000.

Pursuant to the above formula, if the Revenue in Year 1 equals $16,666,666, then the Performance-based Cash Payment will be $2,088,000 calculated as follows:

Year 1 Rev	$16,666,666
Less:	$12,000,000
$4,666,666
0.44742864
Performance-based Cash Payment	$2,088,000

The acquisition date fair value of the preferred shares that were issued in connection with the Merger Agreement, both those held in escrow and part of the contingent consideration liability, as well as those that were issued and paid at closing was determined as follows:

Total potential consideration for the Merger was determined by multiplying Black Oak's Year 1 forecasted revenue by 1.5 ($16,666,666 x 1.5), which equals approximately $25,000,000, payable as follows: shares of our capital stock (approximately $22,912,000) and Performance-based Cash Payment ($2,088,000).

As noted above, pursuant to the Merger Agreement, the Company issued 8,166 shares of its Series Z Preferred Stock, 8,668,700 of its Series B Preferred Stock, and 21,378 shares of its Series Q Preferred Stock. All of such Preferred Stock, if converted into shares of our common stock, would result in 235,214,424 shares of common stock. That number of shares, when multiplied by $0.0974 (the VWAP on the Signing Date) equals $22.9 million or the total potential consideration to be paid in shares of our capital stock.

The table below summarizes the total potential consideration to be paid in shares of the Company's Preferred Stock.

Value
Closing Consideration	$3,598,415
Lockup Consideration	$10,799,844
Holdback Consideration	$8,511,625
$22,909,885

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

Pursuant to the Merger Agreement, the consideration to be paid in shares of the Company's Preferred Stock at closing (the "Closing Consideration"), was issued and paid on April 1, 2016.

The consideration to be paid in shares of the Company's Preferred Stock on approximately the one-year anniversary date of the Merger (the "Lockup Consideration") was issued on the Closing Date but are unpaid and are held in escrow.

The consideration to be paid in shares of the Company's Preferred Stock on approximately the one-year anniversary date of the Merger and that are subject to certain holdback and lock-up provisions (the "Holdback Consideration") was issued on the Closing Date but are unpaid and held in escrow as security for the satisfaction of any post-closing adjustments or indemnification claims as provided for in the Merger Agreement.

5.

We note your disclosure that your acquisition of Black Oak was completed on March 31, 2016, but your balance sheet at March 31, 2016 does not appear to reflect the identifiable assets acquired, the liabilities assumed, or any goodwill resulting from the transaction. Explain to us how your accounting for the transaction complies with ASC 805-20-25-1 and ASC 805-30-30-1 and amend this filing to correctly account for the acquisition and to provide all required disclosure.

Response:

The documents for the Black Oak Merger were signed and dated as of March 31, 2016; however, the acquisition date for accounting purposes was on April 1, 2016. In accordance with 805-10-25-6, "[t]he acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree." The acquisition date was April 1, 2016, because (i) it was the date on which we obtained control of Black Oak, i.e., the date on which we received the "keys to the building" and (ii) March 31, 2016, was a California state holiday and the office of the Secretary of State of California was not open for business. Thus, the Articles of Merger could not be filed with the State of California and the consideration for the Merger could not be transferred. The Black Oak Merger will be reflected in our Quarterly Report on Form 10-Q for the period ended June 30, 2016.

Note 8. Notes Payable, page 13

6.	In connection with your Asset Purchase Agreement with Therapeutics Medical, LLC, please address the following:

•

Tell us how you accounted for the March 10, 2016 purchase of Therapeutics Medical, including how your March 31, 2016 financial statements reflect the identifiable assets acquired, the liabilities assumed, and any resulting goodwill.

•	Explain to us how your accounting for the transaction complies with ASC 805-20-25-1 and ASC 805-30-30-1 and amend this filing to comply with the accounting and disclosure requirements of ASC 805.
•

Explain to us how you determined the acquisition date fair value of any contingent consideration liability that would result from the possible issuance of additional convertible promissory notes to the seller based on future revenue amounts generated by the acquired assets. Refer to ASC 805-30-50-1(b)(3) and 50-1(c).

•	Tell us how you considered the requirements of Rule 8-04 and Rule 8-05 of Regulation S-X as it relates to this transaction.

Response:

We accounted for the Therapeutics Medical transaction as an asset purchase. The acquired assets were selected from a group of assets held for sale by Therapeutics Medical. We selected only the assets we wanted to acquire and left the other assets with Therapeutics Medical. There were no audited financial statements on the assets acquired and management deemed that the acquisition was not material to our overall operations.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

The financial statements filed for the period ended March 31, 2016, reflect the assets acquired from Therapeutics Medical, which were paid for with a convertible note. The Company acquired the finished goods inventory valued at cost of $58,622, the existing brands were valued at $191,378, and the trademarks, patent, customer list, and vendor numbers were valued at $1,000,000. The Company complied with ASC 350. The Company determined that the brands had a useful life that should be considered indefinite and would be tested for impairment annually or whenever events or changes in circumstances indicate that its carry amount may not be recoverable. The Company determined that the trademarks, patent, customer list, and vendor numbers had an expected use for the asset, expected useful life and legal, regulatory, or contractual provisions that would limit the useful life of the assets; therefore, the assets would be amortized over the estimated useful life. The Company estimated the level of future expenditures required to obtain the expected future cash flows from the assets. The intangible assets with definite lives are tested for impairment quarterly and, when an event occurs or circumstances change, such are tested annually for recoverability or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company tests intangibles for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for intangibles is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below the carrying value represents the amount of intangible impairment.

Because the Therapeutics Medical transaction was structured as an asset purchase, ASC 805 does not apply.

The Company will add the following footnote to the amended Form 10-Q filed for the March 31, 2016, period:

Acquisition

In March 2016, the Company acquired certain assets from Therapeutics Medical. The fair value of total consideration transferred in connect with the close was $1,250,000. Of the total purchase price, $58,622 was attributed to finished goods inventory, $191,378 was attributed to the existing brands and $1,000,000 was attributed to the trademarks, patent, customer list and vendor numbers. The Company has determined that the trademarks, patent, customer list and vendor numbers have a useful life of 5 years.

Amendment No. 3 to Form 8-K filed June 7, 2016

Exhibit 99.1

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

7.

We note that you recognize revenue related to the sale of consignment inventory when the product is pulled from inventory and sold directly to end-customers at the retail dispensary. We also note that notwithstanding the fact that you do not have title to the consigned inventory prior to its sale, you believe that you are the primary obligor to the customer and record revenues from such sales on a gross basis. Please address the following:

•

Tell us the specific terms of the sales agreements with the suppliers that hold consigned inventory and describe how such terms support your assertion that you are the primary obligor to the customer in light of the fact that you do not have title to the consigned inventory prior to its sale.

•

Provide us with a complete analysis of each of the indicators of gross revenue reporting and each of the indicators of net revenue reporting in these arrangements, found in ASC 605-45-45, and an explanation of management's consideration of them when formulating its revenue recognition policy.

•

Tell us if the terms of these sales agreements changed after the merger with Terra Tech Corp. and if so, describe how any changes impacted the accounting and disclosure requirements for the consignment revenue transactions.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

Response:

In respect of the Staff's first bullet:

We have a lack of formality with our suppliers and have verbal sales agreements with the suppliers that hold consigned inventory. In general, the terms of the sales are Net-30. We have variability of payments to suppliers. We do not have any consigned inventory retail pricing agreements with our suppliers nor are such agreements required by our verbal agreements with suppliers. We have the right to return consigned inventory to our suppliers if we are unsatisfied with the consigned inventory for any reason, e.g., the consigned inventory does not pass testing or inspection.

We are the primary obligor to our customers because all of our flower is packaged with our branded packaging that displays the Blüm brand name and has no reference to the respective supplier or vendor. If a customer is unsatisfied with the purchase, that customer has no recourse to the supplier, only to us. While we have the right to return consigned inventory to the supplier, historically, we have not done so. As a matter of business practice, we do not return goods to our suppliers due to customer returns. If there were a loss of consigned inventory due to fire, shrinkage, theft, or some act of God, even though our verbal agreements with our suppliers do not require us to pay the suppliers for the lost product, as a matter of good business practice and in order to maintain our relationship with our suppliers, we would pay the suppliers for the product. As a result of the foregoing, we believe that we are the primary obligor to the customer.

In respect of the Staff's second bullet:

The following table outlines the eight indicators of gross revenue reporting and three indicators of net revenue reporting that are specified in ASC 605-45-45 and our conclusion with regard to each of the eleven indicators as applied to our sales of consigned inventory. Following the table is a brief overview of the relevant facts and circumstances that support the conclusion for each indicator, with reference to each indicator by number according to the numbering used in the table below.

Indicator		Presence/Absence of Indicator
Gross Revenue Reporting
(1)	The Entity Is the Primary Obligor in the Arrangement	Present
(2)	The Entity Has General Inventory Risk	Absent
(3)	The Entity Has Latitude in Establishing Price	Present
(4)	The Entity Changes the Product or Performs Part of the Service	Present
(5)	The Entity Has Discretion in Supplier Selection	Present
(6)	The Entity Is Involved in the Determination of Product Specifications	N/A
(7)	The Entity Has Physical Loss Inventory Risk	Present
(8)	The Entity Has Credit Risk	Present

Net Revenue Reporting
(9)	The Entity's Supplier Is the Primary Obligor in the Arrangement	Absent
(10)	The Amount the Entity Earns is Fixed	Absent
(11)	The Supplier Has Credit Risk	Present

Indicator (1): Black Oak Is The Primary Obligor — We are responsible for providing the product to the customer, we are responsible for ensuring the testing of and inspections of the products and thus the acceptability of the products purchased by our customers, and all of our flower is packaged with the Company's branded packaging which displays the Blüm brand name and has no reference to the respective supplier or vendor. Furthermore, we do not have a formal customer return policy and, as a general business practice, we do not return products back to the supplier due to customer returns. This indicator strongly supports gross revenue reporting.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

Indicator (2): Black Oak Does Not Have General Inventory Risk — Our verbal agreements with our suppliers give us the right to return consigned inventory if we are unsatisfied with it. In certain circumstances, and as an example, we have in the past returned consigned inventory to suppliers or renegotiated pricing with suppliers when such consigned inventory does not sell or is not selling in the expected time frame; however, this is not a frequent occurrence. Consequently, we do not have general inventory risk. However, while we have the right to return consigned inventory to the supplier, we do not return goods to our suppliers due to customer returns. Furthermore, as referenced above, if there were a loss of consigned inventory due to fire, shrinkage, theft or some act of God, even though our verbal agreements with our suppliers do not require us to pay the suppliers for the lost product, as a matter of good business practice and in order to maintain our relationship with our suppliers, we would pay the suppliers if such events occurred. As such, while this indicator supports net revenue reporting, it is not a strong indicator for net revenue reporting.

Indicator (3): Black Oak Has Latitude In Establishing Price — Black Oak has complete latitude to establish selling prices for the consigned inventory. The pricing terms agreed upon between Black Oak and our suppliers in our verbal agreements do not give the suppliers any ability to prescribe or influence the pricing arrangements with our customers. Black Oak has the full latitude to establish the selling price. The prices at which Black Oak accepts and pays for consigned product from its suppliers are based on then-current market prices in the Northern California region. This indicator strongly supports gross revenue reporting.

Indicator (4): Black Oak Changes the Product And Performs a Service — With respect to our consigned inventory, we clean, trim, test, inspect, and package product for selling to our customers, we grade and rate the raw products, and, thus, we essentially change the product as provided to us. Furthermore, because of the high compliance factor associated with the products we sell, as part of the goods and services we offer, we validate the customer, as an example, by ensuring that the customers have a doctor recommendation, etc. This indicator supports gross revenue reporting.

Indicator (5): Black Oak Has Discretion in Supplier Selection — The consigned inventory that we sell can be sourced from multiple suppliers as they are essentially commodities for which there are multiple sources of supply. Black Oak has total discretion in supplier selection. This factor supports gross revenue reporting.

Indicator (6): Black Oak's Involvement in the Determination of Product Specifications — Since the products we sell (prior to our processing them) are delivered to us as commodity products, there is generally no difference in the product provided to us by any of the various potential suppliers. Further, we do not have any custom consigned inventory created for us. This indicator is not applicable to the determination of the appropriateness of gross revenue reporting by Black Oak in this case.

Indicator (7): Black Oak Has Physical Loss Inventory Risk — We are responsible for payment to our suppliers if unsold products are unavailable to be returned to the supplier. More importantly, one of our long-standing business practices that is part of our business relationship with our suppliers, which is critical to maintaining our business relationships with vendors and growers. This factor supports gross revenue reporting.

Indicator (8): Black Oak Has Credit Risk — Black Oak has risk of loss from credit risk in the event that our customers receive product from us and, for various reasons, including fraud, do not fulfill their payment obligation to us. As an example, if a customer pays for product using counterfeit funds, we would still be responsible for paying our supplier. This factor supports gross revenue reporting.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

The next three indicators, as outlined in ASC 605-45-45, are indicators of net revenue reporting.

Indicator (9): Black Oak's Suppliers Are Not The Primary Obligor — Our suppliers are not responsible for providing products or services desired by our customers nor are they responsible for fulfillment of any kind to our customers. This indicator does not support net revenue reporting.

Indicator (10): The Amount the Entity Earns is Fixed — The amount that Black Oak earns from the sale of product is the difference between the price at which Black Oak sells the product to our customers and the costs incurred in purchasing the product and selling it to our customers. Both the selling price for product sales to our customers and the purchase price for product purchases from our suppliers are determined based on general market prices in the Northern California area and, accordingly, these selling and purchase prices, and the difference between them, fluctuate based on supply and demand. Our selling prices for product vary due to market conditions and our costs to purchase that product and to sell it to customers also vary due to market conditions. Our gross margin from the sale of product is not fixed. This indicator does not support net revenue reporting.

Indicator (11): The Supplier Has Credit Risk — Our suppliers have credit risk for the product that Black Oak ultimately sells to our customers as the transaction is on a consignment basis. This indicator supports net revenue reporting.

Based on the preponderance of the indicators noted above, gross revenue reporting has been applied to the sale of consigned inventory.

In respect of the Staff's third bullet:

The terms of the verbal sales agreements with the suppliers did not change after the merger.

Exhibit 99.3

8.

Please revise the exhibit to include an introductory paragraph that discloses what the pro forma information is showing, a brief description of the transaction, the significant terms of the merger, how you are accounting for the merger and the periods covered by any pro forma income statements included.

Response:

Revised Exhibit 99.3(a) [to be filed with Amendment No. 4 to our Current Report on Form 8-K] includes the Pro Forma Balance Sheets as of December 31, 2015, and the Pro Forma Statement of Operations for the Year Ended December 31, 2015. Revised Exhibit 99.3(b) [to be filed with Amendment No. 4 to our Current Report on Form 8-K] includes Pro Forma Balance Sheet as of March 31, 2016, and Pro Forma Statement of Operation for the Quarter Ended March 31, 2016. The Pro Forma financial statements represent our acquisition of all of the capital stock of Black Oak, which was accounted for as a purchase. Thus, we are applying the acquisition method of accounting. The results presented may not be indicative of what the actual results may end up being.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

The summary of the transaction previously filed on our Current Reports on Form 8-K, as amended, details our Merger with Black Oak. Pursuant to the Merger Agreement, the outstanding shares of common stock of Black Oak held by (i) three of the then-current shareholders of Black Oak (the "Group A Shareholders") were converted into the right to receive approximately (X) 8,166 shares of our Series Z Preferred Stock, of which approximately 1,175 shares thereof were issued and paid at closing, and (Y) 8,668,700 shares of our Series B Preferred Stock, of which approximately 1,248,300 shares thereof were issued and paid at closing and (ii) the remaining then-current shareholders of Black Oak (the "Group B Shareholders") were converted into the right to receive approximately 21,378 shares of our Series Q Preferred Stock, of which approximately 3,695 shares thereof were issued and paid at closing. The shares of Series Z Preferred Stock, Series B Preferred Stock, and Series Q Preferred Stock that were issued but not paid to the Black Oak shareholders at closing are subject to certain holdback and lock-up provisions, and held in an escrow account as security for the satisfaction of any post-closing adjustments or indemnification claims, as provided in the Merger Agreement. Each share of our Series Q Preferred Stock is to be converted into 5,000 shares of our common stock and each share of our Series Z Preferred Stock is to be converted into 1,857 shares of our Series B Preferred Stock. Accordingly, the approximately 21,378 shares of Series Q Preferred Stock issued to the Group B Shareholders are convertible into approximately 106,890,000 shares of our common stock and the approximately 8,166 shares of our Series Z Preferred Stock issued to the Group A Shareholders are convertible into approximately 15,164,262 shares of our Series B Preferred Stock. The Series Z Preferred Stock is intended to mirror the rights of the holders of our Series B Preferred Stock. Each share of our Series B Preferred Stock remains convertible into 5.384325537 shares of our common stock. The aggregate fair market value of the securities issued in the Merger was approximately $22.9 million. The Group B Shareholders may also receive cash consideration equal to approximately $2,088,000.

Total potential, maximum consideration for the Merger was determined by multiplying Black Oak's Year 1 forecasted revenue by 1.5 ($16,666,666 x 1.5), which equals approximately $25,000,000, payable as follows: shares of our capital stock (approximately $22,912,000) and Performance-based Cash Payment ($2,088,000).

In connection with the Merger, we also entered into an Operations and Asset Management Agreement dated, March 31, 2016, by and among Platinum Standard, LLC (the "Operator"), Black Oak, and us (the "OMA"), whereby the Operator has agreed to operate and maintain the Black Oak dispensary and provide certain asset management services related to the Blüm brand, real estate matters, and industry developments as to products and best practices related to all aspects of the dispensary. The Operator is comprised of those individuals who operated the dispensary immediately prior to the closing of the Merger. Pursuant to the terms of the OMA, we agreed to pay the Operator an annual fee of $500,000, subject to the terms and conditions of the Merger Agreement.

9.

We note you included pro forma balance sheets as of December 31, 2015 and March 31, 2016 in this exhibit. In light of the disclosures that the merger with Black Oak closed on March 31, 2016, that transaction should already be reflected in Terra Tech's balance sheet at that date. Revise this exhibit to delete these balance sheets as they are not required by Rule 8-05(b) of Regulation S-X and may be confusing to investors.

Response:

The acquisition date for accounting was April 1, 2016, because it was the date that we obtained control of Black Oak, the date that we received the "keys to the building". March 31, 2016, was a governmental holiday in the State of California and the office of the Secretary of State for the State of California was closed. Accordingly, although the Merger documents were signed and dated as of March 31, 2016, the Articles of Merger could not be filed with the State of California and, therefore, the Merger consideration could not be transferred. We included pro forma balance sheets for the periods ended December 31, 2015, and March 31, 2016. We also included Statement of Operations for the year ended December 31, 2015, and for the three months ended March 31, 2016. The Black Oak Merger will be reflected in our Quarterly Report on Form 10-Q for the period ended June 30, 2016.

Response of Terra Tech Corp.

to Staff Comment Letter of June 24, 2016

July 1, 2016

10.	Revise to present all pro forma adjustments on a gross basis and clearly referenced to notes that explain the assumptions involved.

Response:

We have revised our pro forma financial statements to more clearly reference the explanatory notes and to present on a gross basis.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer